Exhibit 99.1

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON DECEMBER 22, 2025

To the shareholders of Beamr Imaging Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Beamr Imaging Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel on Monday, December 22, 2025 at 15:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve the re-election of the Company’s currently serving Class I director, Sharon Carmel, to the Company’s Board of Directors to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

2.	To approve the re-election of Yair Shoham as an external director of the Company to hold office for a three-year term.

3.	To approve the re-election of Osnat Michaeli as an external director of the Company to hold office for three-year term.

4.	To approve an amendment to the annual compensation payable to Yair Shoham and Osnat Michaeli, each an external director of the Company, effective as of March 1, 2026 and subject to the approval of Proposal 2 and Proposal 3 (a separate vote for each director will be taken).

5.	To approve the grant of options to each to Yair Shoham and Osnat Michaeli, each an external director of the Company, subject to the approval of Proposal 2 and Proposal 3 (a separate vote for each director will be taken).

6.	To approve an amendment to the annual compensation payable to each of serving non-external and non-executive directors, Tal Barnoach and Lluis Pedragosa, effective as of March 1, 2026 (a separate vote for each director will be taken).

7.	To approve the grant of options to each of serving non-external and non-executive directors, Tal Barnoach and Lluis Pedragosa (a separate vote for each director will be taken).

8.	To approve the adoption of the Amended Compensation Policy attached as Exhibit A to the Proxy Statement in lieu of the existing Compensation Policy.

9.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

10.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on Monday, November 24, 2025 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer and Chairman of the Board of Directors

November 14, 2025

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON DECEMBER 22, 2025

This proxy statement (this “Proxy Statement”) is furnished to the holders the ordinary shares, par value NIS 0.05 per share (the “Ordinary Shares”), of Beamr Imaging Ltd. (the “Company”) in connection with Annual General Meeting of Shareholders (the “Meeting”), to be held on Monday, December 22, 2025 at 15:00 p.m. Israel time at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Beamr”, “we”, “us”, “our” and the “Company” to refer to Beamr Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To approve the re-election of the Company’s currently serving Class I director, Sharon Carmel, to the Company’s Board of Directors to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is the earlier.

2.	To approve the re-election of Yair Shoham as an external director of the Company to hold office for a three-year term.

3.	To approve the re-election of Osnat Michaeli as an external director of the Company to hold office for three-year term.

4.	To approve an amendment of the annual compensation payable to Yair Shoham, an external director of the Company, subject to the approval of Proposal 2.

5.	To approve an amendment of the annual compensation payable to Osnat Michaeli, an external director of the Company, subject to the approval of Proposal 3.

6.	To approve the grant of options to Yair Shoham, an external director of the Company, subject to the approval of Proposal 2.

7.	To approve the grant of options to Osnat Michaeli, an external director of the Company, subject to the approval of Proposal 3.

8.	To approve an amendment of the annual compensation payable to Tal Barnoach, a serving non-external and non-executive director of the Company.

9.	To approve an amendment of the annual compensation payable to Lluis Pedragosa, a serving non-external and non-executive director of the Company.

10.	To approve the grant of options to Tal Barnoach, a serving non-external and non-executive director of the Company.

11.	To approve the grant of options to Lluis Pedragosa a serving non-external and non-executive director of the Company.

12.	To approve the adoption of the Amended Compensation Policy attached hereto as Exhibit A in lieu of the existing Compensation Policy.

13.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

14.	To review and discuss our financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of Ordinary Shares of the Company as at the close of business on Monday November 24, 2025, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 24, 2025, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on November 14, 2025, 15,529,854 Ordinary Shares were issued and outstanding.

Proposals 1, 8, 9, 10, 11 and 13 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposals 2, 3, 4, 5, 6, 7 and 12 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Beamr, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest int he adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of any of the Proposals 3 to 8, except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the Proposals 3 to 8, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Beamr Imaging Ltd. 10 HaManofim Street, Herzeliya, 4672561, Israel, to the attention of the Chief Financial Officer.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on Friday December 19, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at danny@beamr.com or Beamr Imaging Ltd., 10 HaManofim Street, Floor 1, Herzeliya, 4672561, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on Friday December 19, 2025.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Amit Pollack Matalon & Co.- Law Offices (Attention: Ronen Kantor, Adv) located at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel , not later than ten days before the convening of the Meeting (i.e. Friday, December 12, 2025). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. Wednesday, December 17, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “SEC Filings” portion of our website, https://www.investors.beamr.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

RE-ELECTION OF CLASS I DIRECTOR

Background

Our Board of Directors currently consists of five directors. Our Articles of Association provide for a classified Board of Directors consisting of three classes of directors. Currently, Class I consists of one director, Mr. Sharon Carmel, Class II consists of one director, Mr. Tal Barnoach, and Class III consists of one director, Mr. Lluis Pedragosa. Mr. Yair Shoham and Ms. Osnat Michaeli are external directors as defined under the Israeli Companies Law. The term of the Class I director expires on the date of the Meeting. We are seeking to re-elect one Class I director, Mr. Sharon Carmel.

Our Articles of Association provide that at the annual meeting of shareholders, directors will be elected to succeed those directors whose terms expire. Such elected directors shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Accordingly, the Class I director, if elected, shall be elected by our shareholders to serve until the 2028 annual meeting of shareholders, or until his respective successor shall have been elected and qualified, unless his office is earlier vacated under any relevant provisions of the Articles of Association or applicable laws or regulations. Each class is elected to serve a staggered three-year term. The Company is not aware of any reason why the nominee, if elected, should not be able to serve as a director.

Sharon Carmel has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Israeli Companies Law do not apply to such nominee, all pursuant to section 224B of the Israeli Companies Law. Such declaration can be found in the Company’s offices.

The nominee to serve as Class I director on the Company’s Board of Directors is presented below and the following information with respect to said nominee is supplied based upon the information furnished to the Company by said nominee:

Sharon Carmel, 55, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to re-elect Mr. Sharon Carmel to serve as a Class I director of the Company until the 2028 annual meeting of shareholders, or until she ceases to serve in her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”.

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as director the nominee named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominee.

PROPOSAL 2-3:

RE-ELECTION OF EXTERNAL DIRECTORS

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of our audit committee and as the chair of our compensation committee), and at least one external director must serve on each other committee of our board of directors. If re-elected as an external director, each of Yair Shoham and Osnat Michaeli will continue to serve as members of our audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Yair Shoham and Osnat Michaeli are our external directors under the Israeli Companies Law. Each of Yair Shoham and Osnat Michaeli have served as an external director of the Company since March 2023 and the re-election proposed herein will be for a second term of an additional three (3) years.

Biographical information concerning Yair Shoham and Osnat Michaeli is set forth below.

Yair Shoham, 72, serves as a board member in our company since March 2023. Mr. Shoham brings more than two decades of global experience in venture capital and is a serial entrepreneur with a track record in the software and hardware spaces. Prior to joining us, between 2018 and December 2021, Mr. Shoham served as Managing Director and Israel Country Manager at Intel Capital, the venture arm of Intel Corporation. Prior to this role, between July 2012 and 2018, he served as Investment Director at Intel Capital. Prior to that, between 1999 and 2012, Mr. Shoham served as General Partner at Genesis Partners, a leading early stage Israel-based venture capital firm. During his career, Mr. Shoham has founded and led several companies such as VDOnet Corp. (acquired by Citrix Systems, Inc.), Butterfly VLSI Ltd. (acquired by Texas Instruments Incorporated), and RFWaves Ltd. (acquired by Vishay Intertechnology Inc.). Between 1995 and 2006, Mr. Shoham served as an independent board member at M-Systems Ltd., until the company was acquired by SanDisk Corporation. Mr. Shoham holds a Juris Doctor degree from Loyola University School of Law and a Bachelor’s degree in psychology from the University of Haifa.

Osnat Michaeli, 57, serves as a board member in our company since March 2023. Ms. Michaeli brings more than two decades of global experience in finance and operations. She currently provides financial services as an external consultant to start-up companies in Israel Between May 2019 and August 2021, Ms. Michaeli served as Chief Financial Officer at Twine Solutions Ltd, a leading digital thread-dyeing technology company. Between March 2017 and May 2019, Ms. Michaeli served as Chief Financial Officer at Cardo Systems Ltd., a leading company for Bluetooth® and Dynamic Mesh Communication, and entertainment systems for motorcycle riders. Prior to that, between March 2011 and August 2015, Ms. Michaeli served as Chief Financial Officer at Kornit Digital Ltd., an international manufacturing company, which produces high-speed industrial inkjet printers, pigmented ink, and chemical products, where she held a key role in leading the company to its Initial Public Offering in 2015 (NASDAQ: KRNT). Ms. Michaeli holds a Bachelor’s degree in economics and a Master’s degree in Business Administration, both from Tel Aviv University.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Yair Shoham as an external director of the Company, to serve for a three-year term, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Osnat Michaeli as an external director of the Company, to serve for a three-year term, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the any of the forgoing resolutions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against any of the forgoing resolutions must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the forgoing resolutions, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Beamr Imaging Ltd. 10 HaManofim Street, Herzeliya, 4672561, Israel, to the attention of the Chief Financial Officer.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing external director nominees.

PROPOSAL 4-5:

APPROVAL OF AN AMENDMENT TO THE EXTERNAL DIRECTORS’ ANNUAL COMPENSATION

Background

The Compensation Committee and Board of Directors of the Company approved, and recommended that the shareholders approve, that, effective as of March 1, 2026, the external directors of the Company shall receive an annual fixed compensation in the amount of USD$30,000, payable on a quarterly basis, and shall not be entitled to any additional compensation for attendance or participation in meetings of the Board of Directors or any of its committees (“Annual Compensation”).

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that Yair Shoham, external director to the Company, shall receive the Annual Compensation as described in this proxy statement.”

“RESOLVED, that Osnat Michaeli, external director to the Company, shall receive the Annual Compensation as described in this proxy statement.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the any of the forgoing resolutions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against any of the forgoing resolutions must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the forgoing resolutions, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Beamr Imaging Ltd. 10 HaManofim Street, Herzeliya, 4672561, Israel, to the attention of the Chief Financial Officer.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the foregoing external directors Annual Compensation Increase.

PROPOSAL 6-7:

APPROVAL OF THE GRANT OF OPTIONS TO EXTERNAL DIRECTORS

Background

On November 12, 2025, the Compensation Committee and Board of Directors of the Company approved, and recommended that the shareholders approve, the grant to each of the external directors of the Company of 20,000 options to purchase 20,000 ordinary shares of the Company, at an exercise price equal to the lower of (i) the average closing price per ordinary share on the Nasdaq Capital Market over the thirty (30) trading days immediately preceding the date of the Board of Directors’ resolution approving the grant of said options, or (ii) the closing price per ordinary share on the Nasdaq Capital Market on the last trading day immediately preceding the date of such Board of Directors’ resolution. The options shall be granted under the Company’s 2015 Share Incentive Plan. The grant date and the commencement of the vesting period shall be March 1, 2026 (the “Commencement Date”). The options shall vest in equal monthly installments over a period of three (3) years from the Commencement Date.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that Yair Shoham, external director to the Company, shall receive the equity remuneration as described in this proxy statement.”

“RESOLVED, that Osnat Michaeli, external director to the Company, shall receive the equity remuneration as described in this proxy statement.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the any of the forgoing resolutions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against any of the forgoing resolutions must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the forgoing resolutions, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Beamr Imaging Ltd. 10 HaManofim Street, Herzeliya, 4672561, Israel, to the attention of the Chief Financial Officer.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the foregoing external directors equity remuneration.

PROPOSAL 8-9:

APPROVAL OF AN AMENDMENT TO SERVING DIRECTORS’ ANNUAL COMPENSATION

Background

The Compensation Committee and Board of Directors of the Company approved, and recommended that the shareholders approve, that, effective as of March 1, 2026, the serving non-external and non-executive directors of the Company shall receive an annual fixed compensation in the amount of USD$30,000, payable on a quarterly basis, and shall not be entitled to any additional compensation for attendance or participation in meetings of the Board of Directors or any of its committees (“Annual Compensation”).

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that Tal Barnoach, a serving non external and non-executive director of the Company, shall receive the Annual Compensation as described in this proxy statement.”

“RESOLVED, that Lluis Pedragosa, a serving non-external and non-executive director of the Company, shall receive the Annual Compensation as described in this proxy statement.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the foregoing serving directors equity remuneration.

PROPOSAL 10-11:

APPROVAL OF THE GRANT OF OPTIONS TO SERVING DIRECTORS

Background

On November 12, 2025, the Compensation Committee and Board of Directors of the Company approved, and recommended that the shareholders approve, the grant to each of the serving non-external and non-executive directors of the Company, Tal Barnoach and Lluis Pedragosa, of 20,000 options to purchase 20,000 ordinary shares of the Company, at an exercise price equal to the lower of (i) the average closing price per ordinary share on the Nasdaq Capital Market over the thirty (30) trading days immediately preceding the date of the Board of Directors’ resolution approving the grant of said options, or (ii) the closing price per ordinary share on the Nasdaq Capital Market on the last trading day immediately preceding the date of such Board of Directors’ resolution. The options shall be granted under 2015 Share Incentive Plan The grant date and the commencement of the vesting period shall be March 1, 2026 (the “Commencement Date”). The options shall vest in equal monthly installments over a period of three (3) years from the Commencement Date.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that Tal Barnoach, a serving director to the Company, shall receive the equity remuneration as described in this proxy statement.”

“RESOLVED, that Lluis Pedragosa, a serving director to the Company, shall receive the equity remuneration as described in this proxy statement.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the foregoing serving directors equity remuneration.

PROPOSAL 12

APPROVAL OF ADOPTION OF THE AMENDED COMPENSATION POLICY OF THE COMPANY

Pursuant to the applicable provisions of the Israeli Companies Law, the Company’s Compensation Policy shall be submitted for approval by at an annual general meeting of the Company’s shareholders at least once every three (3) years.

The Compensation Committee and Board of Directors of the Company reviewed the existing Compensation Policy of the Company and approved, and recommended that the shareholders approve, an amendment thereof, as set forth in the Amendment to the Company’s Compensation Policy attached hereto as Exhibit A (the “Amended Compensation Policy”) in lieu of the existing Compensation Policy.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the adoption of the Amended Compensation Policy of the Company, as set forth in the Amended Compensation Policy in the form attached as Exhibit A to the Proxy Statement in lieu of the existing Compensation Policy”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the any of the forgoing resolutions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against any of the forgoing resolutions must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the forgoing resolutions, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Beamr Imaging Ltd. 10 HaManofim Street, Herzeliya, 4672561, Israel, to the attention of the Chief Financial Officer.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the adoption of the Amended Compensation Policy.

PROPOSAL 13

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

It is proposed to approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023
(USD)
Audit fees (1)	156,000	126,395
Tax fees(2)		1,275
All other fees		0
Total	156,000	127,670

(1)	The audit fees for the years ended December 31, 2024 and 2023 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Fahn Kanne & Co. Grant Thornton Israel, as the Company’s independent auditors for the fiscal year ending December 31, 2025, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2024. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2024, which form part of our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 4, 2025, are available for viewing via the SEC’s website at www.sec.gov as well as under the SEC Filings section of our website at https://www.investors.beamr.com/. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer and
Chairman of the Board of Directors

November 14, 2025

Exhibit A

Beamr Imaging Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

FOR OFFICE HOLDERS

Date of approval of General Meeting: _________________ 2025

Contents

Item	Subject	Page
1	Definitions	A-1
2	Object of the compensation policy and its implementation	A-1
3	Guiding principles for examining and determining the tenure and employment of Officers	A-2
4	Structure of the compensation package	A-4
5	Fixed compensation	A-6
6	Benefits and related conditions in fixed compensation	A-8
7	Performance dependent compensation (bonus)	A-9
8	Capital compensation	A-11
9	Signing bonus	A-13
10	Conditions for terminating employment	A-13
11	Exemption, indemnity and insurance	A-13

A-i

1.	Definitions

“The Stock Exchange”	NASDAQ Stock Exchange Ltd.;

“The Companies Law”	The Companies Law, 5759 – 1999;

“Officer”	Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager reporting directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;

“Tenure and Employment”	Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). The Company’s board of directors (the: “Board”) approved the Policy on meeting dated on November 12, 2025.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving the Company or any of its subsidiaries.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company or any if its subsidiaries in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). In order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Board examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, taking into consideration the Company size and staff of employees, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.6 times the average salary cost in the Company; and at the Company’s CEO level 1.6 times the average salary in the Company.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of 50%, above or below, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.4	Pursuant to legal easements, an immaterial change in the terms of the CEO will be approved by the Compensation Committee and the Board and will not require the General Meeting. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors.

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;

4.1.2	Benefits and conditions related to the fixed compensation;

4.1.3	Performance dependent compensation (bonus);

4.1.4	Capital compensation (compensation through options or other securities of the Company);

4.15	Terms of retirement;

4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	-	+	+	-	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related1	Variable Compensation Equity[1]
Active Chairman of the Board of Directors	100%	50%	35%	150%
Member of the Board of Directors	100%	0%	25%	150%
CEO	100%	50%	50%	150%
VP**	100%	50%	45%	150%

[1]	The rates are in relation to the basic salary.

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board *	Up to a maximum of US$ 15,000 per month
Member of the Board	US$ 30,000 per annum, payable on a quarterly basis
CEO**	Up to a maximum of US$ 30,000 per month
VP**	Up to a maximum of US$ 25,000 per month

*	An Active Chairman is the chairman of the Board whose FTE is no less than 20% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table shall not be subject to his actual FTE in the Company.
**	The amounts stipulated are for a full-time position (100%).

5.2	Active Chairman of the Board of Directors

An Active Chairman of the Board will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as an ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board will be entitled to fixed compensation in accordance with that set forth in clause 5.1 above. To avoid doubt, the Company will be entitled to pay higher compensation to an external expert director (as defined in the Compensation Regulations).

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or “Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.2.6 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO	VP or a manager reporting directly to the CEO
Mobile telephone	Yes	Yes
Grossing up the value of mobile telephone	Yes	Yes
Vacation days	22	22
Accumulating vacation days	Yes, for 2 years	Yes, for 2 years
Vacation allowance days	As per the law
Further study fund (employer 7.5% provision); employee 2.5%)	Yes
Pensionary insurance in accordance with the law	Yes
Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper
Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and an Active Chairman of the Board is intended to provide officers and the Active Chairman of the Board with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and Active Chairman of the Board of directors, which will be based on the annual budget approved by the Board and all as set forth below:

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the Board of directors, and the Company’s management may decide not include this or that officer or the Active Chairman of the Board in the bonus plan.

7.3	An officer/ Active Chairman of the Board will be entitled to a bonus provided that he worked in the Company (or for an Active Chairman of the Board that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 3 monthly salaries;

7.4.2	An Active Chairman of the Board– up to 3 monthly salaries;

7.4.3	Vice President – up to 3 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the active chairman of the board of directors) will based on targets which will be determined by the Compensation Committee and Board in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the development plan, business development, achieving regulatory milestones, launching new products. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 20% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 3 monthly salaries.

7.7	The grants plan for an Active Chairman of the Board shall be based on personal targets and measurable company targets, which will be determined by the Compensation Committee and Board in advance every year, and will depend on compliance with the aforementioned targets. The grant will be presented for the approval by a regular majority in a meeting.

7.8	The Company’s Compensation Committee and Board will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, and will be entitled to set a minimum threshold for meeting the targets in order to receive the grant.

7.9	The Company’s Compensation Committee and Board have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment, all pursuant to the provisions of that certain Executive Officer Clawback Policy as approved by the Compensation Committee of the Board of Directors on November 21, 2023 (the “Clawback Policy”), a copy of which is attached hereto as Appendix A.

7.12	The Board may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company may combine in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s current options plan, or according to an option plan which will be approved by the Company’s Board from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance [New Version] 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP or CEO). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors or such respective average price plus up to 50%, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than three years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a three year vesting period 1/12 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	The Company’s Board will have the discretion whether to accelerate the vesting of the options allotted to officers in the Company, on the occurrence of the following events:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 3 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.3	The Board may, after receiving confirmation from the Compensation Committee, convert the grants as specified in paragraphs 10.2 and 10.3 into Company shares, provided their financial value is equal to the value of the converted grants.

11.	Exemption, indemnity and insurance

11.1	Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 10,000,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$1,000,000 or 1% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, “run-off” coverage following a termination of service or employment or in other circumstances.

11.2	The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company.

Appendix A

Clawback Policy